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                                EXHIBIT 99.13

                     Addendum to Stock Issuance Agreement
            (Involuntary Termination following Change in Control)



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                                    ADDENDUM
                                       TO
                            STOCK ISSUANCE AGREEMENT


   The following provisions are hereby incorporated into, and are hereby made a part of, that certain Stock Issuance Agreement dated 2~ (the "Issuance Agreement") by and between Coram Healthcare Corporation (the "Corporation") and 1~ ("Participant") evidencing the stock issuance on such date to Participant under the terms of the Corporation's 1994 Stock Option/Stock Issuance Plan, and such provisions shall be effective immediately. All capitalized terms used in this Addendum, to the extent not otherwise specifically defined herein, shall have the meanings assigned to such terms in the Issuance Agreement.

                       INVOLUNTARY TERMINATION FOLLOWING
                               CHANGE IN CONTROL

   1. No accelerated vesting of the Unvested Shares shall occur upon a Change in Control, and the Corporation's Repurchase Right shall continue to remain in full force and effect. The Participant shall, over Optionee's continued period of Service after the Change in Control, continue to vest in the Unvested Shares pursuant to the vesting provisions of paragraph C of Article II of the Issuance Agreement. However, immediately upon Participant's cessation of Service by reason of an Involuntary Termination within eighteen (18) months after the Change in Control, all Unvested Shares at the time outstanding under the Issuance Agreement shall immediately vest and the Repurchase Right shall terminate in its entirety with respect to those Unvested Shares.

   2. For purposes of this Addendum, a CHANGE IN CONTROL shall be deemed to occur in the event of a change in ownership or control of the Corporation effected through either of the following transactions:

    (i) the direct or indirect acquisition by any person or related group of persons (other than the Corporation or a person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation) of beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities pursuant to a tender or exchange offer made directly to the Corporation's stockholders which the Board does not recommend such stockholders to accept, or





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    (ii)  a change in the composition of the Board over a period of thirty-six
  (36) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (A) who were still in office at the time such election or nomination was approved by the Board.

   IN WITNESS WHEREOF, Coram Healthcare Corporation has caused this Addendum to be executed by its duly-authorized officer, and Participant has executed this Addendum, all as of the Effective Date specified below.


                                      CORAM HEALTHCARE CORPORATION

                                      By: ___________________________________

                                      Title: ________________________________

                                      _______________________________________
                                      1~, PARTICIPANT




EFFECTIVE DATE: _________________, 199__





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